Andina Acquisition Corp. III

Calle 113 # 7-45 Torre B

Officina 1012

Bogota, Colombia

VIA EDGAR

June 23, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Dale Welcome
Kevin Stertzel
Sergio Chinos
Asia Timmons-Pierce

Re:	Andina Acquisition Corp. III
Amendment No. 2 to Registration Statement on Form S-4
Filed June 15, 2021
File No. 333-254927

Ladies and Gentlemen:

Andina Acquisition Corp. III (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 22, 2021, regarding the Amendment No. 2 to the Company’s Registration Statement on Form S-4 submitted to the Commission on June 15, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed such comment with the Company’s response. Disclosure changes made in response to the Staff’s comment will be made in the Amendment No. 3 to the Company’s Registration Statement on Form S-4/A (the “Registration Statement”) which is being filed simultaneously with submission of this letter. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

Form S-4/A filed June 15, 2021

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 25

1.

Note 7 - Please expand your pro forma footnote to include the following language from your response to comment 12 in your letter dated May 26, 2021:

“…The pro forma sale and leaseback transaction was accounted for under ASC 840. Stryve initially looked to guidance if the lease met the standard of a sale under ASC 360 and the definition of a normal leaseback under ASC 840. As part of this consideration, Stryve took into consideration the proposed 2- 5 year renewal options which are at a fixed rate and concluded that, with these extensions, the lease term is for substantially all of the asset’s remaining economic life and tantamount to a form of continuing involvement (thereby precluding Stryve from accounting for this transaction as a sale). Consequently, Stryve recorded the transaction as a financing activity.”

In response to the Staff’s comment we have revised the disclosure on page 25 of the Registration Statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Wei Wang, Esq., at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Julio A. Torres
Julio A. Torres
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP